Filed by Trustcompany Bancorp
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Trustcompany Bancorp

                                                    Registration No.: 333-100239


              [GRAPHIC OMITTED] TRUSTCOMPANY BANK
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                                THE BANK WITH HEART SINCE 1896


                                 RYAN BECK & CO.
                             FINANCIAL INSTITUTIONS
                              INVESTOR CONFERENCE

                               NOVEMBER 19, 2003

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                                                  THE BANK WITH HEART SINCE 1896


     FORWARD-LOOKING STATEMENTS
================================================================================

     Certain statements contained in this presentation may be forward-looking. These statements may be identified by the use of words such as "believe," "expect," "anticipate," "potential," and other similar expressions. These forward-looking statements are necessarily speculative and based on Trustcompany's current expectations. A wide variety of factors could cause Trustcompany's actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that could cause our actual results to differ materially and adversely from such forward-looking statements include: interest rate movements; changes in deposit flows, loan demand and real estate values; competition from both financial and non-financial institutions; the extent and timing of any changes in legislation, regulations, and accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond Trustcompany's control and general economic and geopolitical conditions affecting Trustcompany, the banking industry or the economy generally. Trustcompany assumes no obligation to update any of the forward-looking statements made in this presentation or in any other documents.

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                                                  THE BANK WITH HEART SINCE 1896


     THE BANK WITH HEART SINCE 1896
================================================================================

     >    3RD LARGEST COMMERCIAL BANK HEADQUARTERED IN NJ

     >    MORE THAN $4B IN ASSETS; 100 BRANCHES IN PRIME NYC SUBURBAN COUNTIES

     >    BUILT WITHOUT ACQUISITIONS: NO GOODWILL, UNIQUE CUSTOMER LOYALTY

                                       ||
                                       ||
                                       \/

                       ONE OF THE MOST VALUABLE FRANCHISES
                        IN ONE OF THE MOST AFFLUENT AND
                      DENSELY POPULATED AREAS IN THE U.S.

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                                                  THE BANK WITH HEART SINCE 1896


     EXPANDED FOOTPRINT
================================================================================


         Branch Network Map                   Branch Network Map
          [GRAPHIC OMITTED]     ------>        [GRAPHIC OMITTED]

                1998                                   2003

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                                                  THE BANK WITH HEART SINCE 1896


     THE NEW TRUSTCOMPANY
================================================================================

> FROM AN ENTREPRENEURIAL PHILOSOPHY . . . .

    o  TRUE MERCHANTS-EXTRAORDINARY CUSTOMER SATISFACTION

    o  RELIED ON SECURITIES GAINS

    o  AVOIDED COMMUNICATION WITH WALL STREET


> . . . .TO A MODERN, ENERGIZED CORE-FOCUSED CULTURE

    o NEW CFO, COMPTROLLER, GENERAL COUNSEL, CHIEF LENDING OFFICER, TRUST OFFICER, HEAD OF RETAIL BANKING

    o  FOCUS ON CORE RECURRING EARNINGS

    o  EMBRACE THE STREET

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                                                  THE BANK WITH HEART SINCE 1896


     DIVERSIFIED LENDING EXPERTISE
================================================================================

     > COMMERCIAL REAL ESTATE

          o HISTORIC STRENGTH IN COMMERCIAL MORTGAGE

          o GROWING ASSET-BASED BUSINESS

     > INDIRECT AUTO LENDING

          o "A" PAPER ONLY; NO LEASE RESIDUALS

          o EFFICIENT BACK OFFICE

     > RESIDENTIAL ORIGINATIONS

          o "NORMAL" PRODUCTION OF $25-$30MM PER MONTH

          o SELL SIGNIFICANT PORTION OF FIXED RATE PRODUCTION

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                                                  THE BANK WITH HEART SINCE 1896


     STRONG CREDIT QUALITY
================================================================================

                                        CHARGE-OFFS OVER FIVE-YEAR PERIOD HAVE
                                            NEVER EXCEEDED 14BPS ANNUALLY

         [The table below represents a bar chart in the printed report]

                        1999      2000      2001      2002    09/30/03
                        ----      ----      ----      ----    --------
OREO                  17,941    15,905    13,387     9,846       3,628
Non-Accrual Loans      6,628     5,136     5,621     4,339       5,295

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                                                  THE BANK WITH HEART SINCE 1896


     INSTANT ISSUE
     PHOTO ID DEBIT CARD
================================================================================

     > FAST - ISSUED IN THE BRANCH WITHIN MINUTES
                                                            [GRAPHIC OMITTED]
     > SAFE - SIGNATURE AND PHOTO EMBEDDED IN PLASTIC

     > FIRST BANK IN AMERICA TO OFFER

     > CUSTOMERS ATTRACTED TO SECURITY FEATURES

     > OVER 5,000 CARDS ISSUED SO FAR, CONTRIBUTING TO A DOUBLING OF DEMAND
       DEPOSIT ACCOUNT GROWTH

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                                                  THE BANK WITH HEART SINCE 1896


     ENHANCING OUR EXCELLENT
     BRANCH NETWORK
================================================================================

     > DE NOVO BRANCHES

          o 5-10 NEW BRANCHES PLANNED FOR NY/NJ IN '04

          o ENTER LOWER MANHATTAN AND BROOKLYN

     > IN-STORE STRATEGY

          o DRAMATIC INCREASE IN MARKET PRESENCE WITH LOW INITIAL INVESTMENT

          o "SPOKE AND HUB" - 9 IN-STORE LOCATIONS CLOSED; MAJORITY OF DEPOSITS RETAINED

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                                                  THE BANK WITH HEART SINCE 1896


     FINANCIAL RESULTS
================================================================================

NINE MONTHS-2003

                                             GAAP                   ADJUSTED
                                            -----                   --------
NET INCOME                                  $22.6 MM                $22.6 MM
ADJUSTMENTS                                  N/A                      3.8 1)
                                            -----                   -----
NET INCOME                                  $22.6 MM                $26.4 MM
                                            -----                   -----

EARNINGS PER SHARE                          $1.20                   $1.41
                                            -----                   -----

RETURN ON ASSETS                             0.70%                   0.82%
RETURN ON EQUITY                             11.4                    13.3
TANG. COM. EQUITY RATIO                      6.24                    6.24

----------
1) Reflects significant special items consisting of pension income of $3.8mm, losses on early extinguishment of debt of ($3.6), death benefits related to the former chairman of ($3.4), auditing and legal fees associated with the re-audit and work performed by the special committee of the Board of Directors of $(0.8) and securities gains of $0.2. All preceding figures presented on an after-tax basis.

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                                                  THE BANK WITH HEART SINCE 1896


     BUSINESS MIX IMPROVING...
================================================================================

        [The table below represents a line chart in the printed report]

                                  3Q02    4Q02    1Q03    2Q03    3Q03
                                  ----    ----    ----    ----    ----
          Loan/Deposits           58.5%   56.8%   61.4%   62.0%   63.5%
          Core Deposit Ratio      51.3%   53.1%   52.7%   54.4%   56.4%

     BASED ON QUARTERLY AVERAGES

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                                                  THE BANK WITH HEART SINCE 1896


     . . . A WIDER NET INTEREST MARGIN
================================================================================

                                        THIRD QUARTER
                                      -----------------           BETTER
                                      2002         2003           (WORSE)
                                      ----         ----           -------

TRUSTCOMPANY                          3.25%        3.29%           4 BPS

RBCO. SUPER COMM. &
COMM. BANKS MEDIAN                    4.35         3.76           (59) BPS

                                                                   63 BPS
                                                                  IMPROVEMENT
                                                                    VS. PEER
                                                                      GROUP

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                                                  THE BANK WITH HEART SINCE 1896


     IMPROVED FINANCIAL MANAGEMENT
================================================================================

     > GREATER TRANSPARENCY AND CONSISTENCY OF FINANCIAL DISCLOSURES

          o RESEARCH COVERAGE INITIATED BY RYAN BECK

          o GOAL OF 2-3 MORE FIRMS IN NEAR TERM


     > NEW BUDGETING SYSTEMS INSTALLED

          o BOTTOM-LINE ACCOUNTABILITY OF BUSINESS UNITS


     > PRODUCT/CUSTOMER PROFITABILITY MEASUREMENT

          o PROVIDES BASIS FOR INCENTIVE PROGRAMS

          o PRICING DISCIPLINE

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                                                  THE BANK WITH HEART SINCE 1896


     FHLB ADVANCES RESTRUCTURING
================================================================================

     > "LEVERAGING" STRATEGY EMPLOYED IN 2000

          o UNANTICIPATED DECLINE IN INTEREST RATES
            CAUSED BORROWINGS TO BE A DRAIN ON EARNINGS


     > RESTRUCTURING IN 2003

          o REPURCHASED $100MM

          o SWAPPED $175MM

          o REDUCED INTEREST EXPENSE AND CALL RISK

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                                                  THE BANK WITH HEART SINCE 1896


     PENSION ACCOUNTING
================================================================================

     > PENSION OVERFUNDED BY MORE THAN $50 MILLION

          o ASSETS 250% OF BENEFIT OBLIGATION


     > IMMEDIATE RECOGNITION ACCOUNTING METHOD

          o A VOLATILE ELEMENT OF EARNINGS

          o OVERFUNDED POSITION REFLECTED IN BOOK VALUE


     > CHANGE IN ACCOUNTING METHOD WOULD LIKELY
       RESULT IN RECURRING PENSION INCOME

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                                                  THE BANK WITH HEART SINCE 1896


     NASDAQ: TCNJ
================================================================================

     > SINCE DIVESTITURE/SPIN-OFF IN 1983:

          o CAGR OF STOCK PRICE IS APPROXIMATELY 21%

          o OVER SAME PERIOD DOW UP ABOUT 11%


     > 13 DIVIDEND INCREASES OVER PAST 11 YEARS


     > RECENTLY ADDED TO "NASDAQ FINANCIAL 100" INDEX


     > VOLUME/LIQUIDITY ON UPWARD TREND

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                                                  THE BANK WITH HEART SINCE 1896


     LOW-RISK VALUE PROPOSITION
================================================================================

     > CONSERVATIVE PHILOSOPHY

          o GREATER THAN 98% OF LOANS COLLATERALIZED

          o LIMITED "RESIDENTIAL" EXPOSURE

          o SUBSTANTIAL INSIDER OWNERSHIP


     > CORE EARNINGS POWER HIDDEN

          o MORE THAN 1/3 OF BRANCHES OPENED DURING PAST 3 YEARS

          o FHLB RESTRUCTURINGS AND PENSION ACCOUNTING


     > POTENTIAL OF FRANCHISE NOT RECOGNIZED*

          o 33% DISCOUNT ON PRICE TO TANGIBLE BOOK BASIS

          o 55% DISCOUNT ON TANGIBLE BOOK PREMIUM TO DEPOSITS

----------
*PRICING AS OF 11/14/03, BASED ON RYAN BECK SUPER COMMUNITY AND COMMUNITY BANKS AND SNL DATASOURCE

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                                                  THE BANK WITH HEART SINCE 1896



                                 RYAN BECK & CO.
                             FINANCIAL INSTITUTIONS
                              INVESTOR CONFERENCE

                               NOVEMBER 19, 2003